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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

TRANSATLANTIC HOLDINGS, INC.
(Name of Subject Company (Issuer))

VALIDUS HOLDINGS, LTD.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

893521104
(CUSIP Number of Class of Securities)

Robert F. Kuzloski, Esq.
Executive Vice President & Chief Corporate Legal Officer
Validus Holdings, Ltd.
29 Richmond Road, Pembroke, HM 08 Bermuda
(441) 278-9000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
 Stephen F. Arcano, Esq.
Todd E. Freed, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*:	$3,348,740,666.33	Amount of Filing Fee**:	$388,788.79
*
Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 64,791,345 shares of Transatlantic common stock outstanding as of July 5, 2011 and potentially issuable pursuant to Transatlantic options and stock-based awards (as reported in the Form S-4 filed by Allied World Assurance Company Holdings, AG, on July 7, 2011), and (ii) the average of the high and low sales prices of shares of Transatlantic common stock as reported on the New York Stock Exchange on July 21, 2011 ($51.69).

**
The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, equals 0.00011610 multiplied by the proposed maximum offering price.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$388,788.79	Form or registration no.:	Form S-4
Filing Party:	Validus Holdings, Ltd.	Date Filed:	July 25, 2011
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is being filed by Validus Holdings, Ltd., a Bermuda exempted company ("Validus") and relates to the third-party tender offer by Validus to exchange all of the issued and outstanding shares of common stock, par value $1.00 per share (the "Company Common Shares"), of Transatlantic Holdings, Inc., a Delaware corporation (the "Company") (x) for 1.5564 shares of Validus voting common shares, par value $0.175 per share (the "Validus Common Shares"), and (y) $8.00 in cash for each Company Common Share (less applicable withholding taxes and without interest), upon the terms and conditions set forth in (1) the Prospectus/Offer to Exchange, dated July 25, 2011 (the "Offer to Exchange"), and (2) the related Letter of Transmittal (the offer reflected by such terms and conditions, as they may be amended, supplemented or extended from time to time, constitutes the "Offer").

        On July 25, 2011, Validus filed a Registration Statement on Form S-4 (the "Registration Statement"), of which the Offer to Exchange forms a part. The terms and conditions of the Offer are set forth in the Offer to Exchange and the related Letter of Transmittal, which are set forth as Exhibits (a)(1)(A) and (a)(1)(B) hereto.

        All information contained in the Offer to Exchange and the Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO, and as more precisely set forth below.

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth in the section of the Offer to Exchange titled "Summary of the Exchange Offer" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

  (a)
  As described in the Offer to Exchange, the subject company and the issuer of the securities subject to the Offer is Transatlantic Holdings, Inc., a Delaware corporation. Its principal executive office is located at 80 Pine Street, New York, New York 10005 and its telephone number is 212-365-2200.

  (b)
  This Schedule TO relates to the Company Common Shares. Based upon information contained in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the Company on May 4, 2011 (the "Transatlantic 10-Q"), there were 62,475,513 Company Common Shares outstanding as of March 31, 2011.

  (c)
  The information concerning the principal market, if any, in which the Company Common Shares are traded and certain high and low sales prices for the Company Common Shares and the Validus Common Shares in the respective principal market in which they are traded set forth in the section of the Offer to Exchange titled "Comparative Market Price and Dividend Information" is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF THE FILING PERSON.

        (a), (b), (c) The information set forth in the sections of the Offer to Exchange titled "Summary of the Exchange Offer — The Companies" and "The Companies — Validus," "The Exchange Offer — Certain Relationships with Transatlantic and Interests of Validus in the Exchange Offer," and Schedule I to the Offer to Exchange, is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a)(1)(i) The information set forth in the sections of the Offer to Exchange titled "Summary of the Exchange Offer — The Exchange Offer" and "The Exchange Offer — Overview" is incorporated herein by reference.

        (a)(1)(ii) The information set forth in the sections of the Offer to Exchange titled "Summary of the Exchange Offer — The Exchange Offer" "The Exchange Offer — Overview," and "The Exchange Offer — Cash In Lieu of Fractional Validus Common Shares" is incorporated herein by reference.

        (a)(1)(iii) The information set forth in the sections of the Offer to Exchange titled "Summary of the Exchange Offer — Expiration Time of the Exchange Offer" and "The Exchange Offer — Expiration Time of the Exchange Offer" is incorporated herein by reference.

        (a)(1)(iv) The information set forth in the sections of the Offer to Exchange titled "Summary of the Exchange Offer — Extension, Termination and Amendment" and "The Exchange Offer — Extension, Termination and Amendment" is incorporated herein by reference.

        (a)(1)(v) The information set forth in the section of the Offer to Exchange titled "Summary of the Exchange Offer — Extension, Termination and Amendment" and "The Exchange Offer — Extension, Termination and Amendment" is incorporated herein by reference.

        (a)(1)(vi) The information set forth in the section of the Offer to Exchange titled "Summary of the Exchange Offer — Withdrawal Rights" and "The Exchange Offer — Withdrawal Rights" is incorporated herein by reference.

        (a)(1)(vii) The information set forth in the section of the Offer to Exchange titled "The Exchange Offer — Procedure for Tendering" and "The Exchange Offer — Withdrawal Rights" is incorporated herein by reference.

        (a)(1)(viii) The information set forth in the sections of the Offer to Exchange titled "The Exchange Offer — Acceptance for Exchange, and Exchange, of Transatlantic Common Stock; Delivery of Exchange Offer Consideration" is incorporated herein by reference.

        (a)(1)(ix) Not applicable.

        (a)(1)(x) The information set forth in the section of the Offer to Exchange titled "The Exchange Offer — Effect of the Exchange Offer on the Market for Shares of Transatlantic Common Stock; NYSE Listing; Registration Under the Exchange Act; Margin Regulations," "The Exchange Offer — Shareholders' Equity; Share Premium Account," and "Comparison of Shareholders' and Stockholders' Rights" is incorporated herein by reference.

        (a)(1)(xi) The information set forth in the section of the Offer to Exchange titled "Summary of the Exchange Offer — Accounting Treatment" and "The Exchange Offer — Accounting Treatment" is incorporated herein by reference.

        (a)(1)(xii) The information set forth in the section of the Offer to Exchange titled "Summary of the Exchange Offer — Material U.S. Federal Income Tax Consequences," "The Exchange Offer — Material U.S. Federal Income Tax Consequences" and Items 6 and 8 of the Instructions to the Exhibit 99.1 — Letter of Transmittal is incorporated herein by reference.

        (a)(2) Not applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a), (b) The information set forth in the sections of the Offer to Exchange titled "The Acquisition, Background and Reasons for the Exchange Offer — Background to the Exchange Offer" and "The

Exchange Offer — Certain Relationships With Transatlantic and Interests of Validus in the Exchange Offer" is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a), (c)(1-7) The information set forth in the sections of the Offer to Exchange titled "Summary of the Exchange Offer — Reasons for the Exchange Offer," "The Acquisition, Background and Reasons for the Exchange Offer — Reasons for the Exchange Offer," "The Exchange Offer — Ownership of Validus After the Exchange Offer," "The Exchange Offer — Purpose and Structure of the Exchange Offer," "The Exchange Offer — Plans for Transatlantic," and "The Exchange Offer — Effect of the Exchange Offer on the Market for Shares of Transatlantic Common Stock; NYSE Listing; Registration Under the Exchange Act; Margin Regulations" is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a), (b), (d) The information set forth in the section of the Offer to Exchange titled "The Exchange Offer — Source and Amount of Funds" is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        The information set forth in the section of the Offer to Exchange titled "The Companies — Validus," "The Exchange Offer — Certain Relationships With Transatlantic and Interests of Validus in the Exchange Offer" and Schedule II of the Offer to Exchange is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  (a)
  The information set forth in the section of the Offer to Exchange titled "The Exchange Offer — Fees and Expenses" is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

        (a), (b) The information set forth in the sections of the Offer to Exchange titled "Selected Historical Consolidated Financial Data of Validus," "Selected Historical Consolidated Financial Data of Transatlantic," "Selected Unaudited Condensed Consolidated Pro Forma Financial Information," "Comparative Per Share Data," "Ratio of Earnings to Fixed Charges," and "Unaudited Condensed Consolidated Pro Forma Information" is incorporated herein by reference.

ITEM 11.    ADDITIONAL INFORMATION.

        (a)(1) The information set forth in the sections of the Offer to Exchange titled "The Acquisition, Background and Reasons for the Exchange Offer" and "The Exchange Offer — Certain Relationships With Transatlantic and Interests of Validus in the Exchange Offer" is incorporated herein by reference.

        (a)(2), (3) The information set forth in the sections of the Offer to Exchange titled "Summary of the Offer — Regulatory Approval and Status," and "The Exchange Offer — Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(4) The information set forth in the sections of the Offer to Exchange titled "The Exchange Offer — Effect of the Exchange Offer on the Market for Shares of Transatlantic Common Stock; NYSE Listing; Registration Under the Exchange Act; Margin Regulations" is incorporated herein by reference.

        (a)(5) Not applicable.

  (b)
  The information set forth in the Offer to Exchange and the accompanying Letter of Transmittal is incorporated herein by reference.

ITEM 12.    EXHIBITS.

(a)(1)(A)	Offer to Exchange*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*
(a)(5)(A)	Form of Summary Advertisement
(a)(5)(B)	Press Release, dated July 25, 2011, titled "Validus Commences Exchange Offer to Acquire Transatlantic Stock" (incorporated by reference to Validus' filing pursuant to Rule 425 on July 25, 2011)
(b)	Commitment Letter, dated July 24, 2011 from J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A.
(d)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable

*
Incorporated by reference to the Validus Registration Statement on Form S-4 filed on July 25, 2011.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

VALIDUS HOLDINGS, LTD.
By:	/s/ Joseph E. (Jeff) Consolino Name: Joseph E. (Jeff) Consolino Title: Chief Financial Officer and President

Date: July 25, 2011

 EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT
(a)(1)(A)	Offer to Exchange*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*
(a)(5)(A)	Form of Summary Advertisement
(a)(5)(B)	Press Release, dated July 25, 2011, titled "Validus Commences Exchange Offer to Acquire Transatlantic Stock" (incorporated by reference to Validus' filing pursuant to Rule 425 on July 25, 2011)
(b)	Commitment Letter, dated July 24, 2011 from J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A.
(d)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable

*
Incorporated by reference to the Validus Registration Statement on Form S-4 filed on July 25, 2011.

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX